Exhibit 99.92

December 6, 2010 – Final Version as approved by TSX

JUST ENERGY INCOME FUND

DIRECTOR’S COMPENSATION PLAN

Whereas on April 1, 2004 Just Energy Income Fund (the “Fund”) by its attorney and administrator, Just Energy Corp. (the “Corporation”) adopted the Directors’ Deferred Compensation Plan (the “Old Plan”) and the Fund desires to amend the Old Plan to permit the Fund and any successor entity arising from the Conversion, to issue to the Directors of the Corporation, and any successor entity arising from the Conversion, in addition to deferred unit grants (“DUGs”) (exchangeable into units of the Fund (“Units”) on a 1:1 basis), Units, in lieu of or in combination with DUGs as herein provided, as elected by the Directors of the Corporation and any successor entity arising from the Conversion, from time to time and it is therefore appropriate to amend the Old Plan to create a revised plan, to be called the “Directors Compensation Plan” (the “New Plan”) as herein provided;

And Whereas subject to the approval of a special resolution at the June 29, 2010 annual and special meeting of the Fund, the Fund will, enter into a plan of arrangement among the Fund, JEG (as defined below) and certain other affiliates thereof to, inter alia, accommodate the conversion of the Fund from an income trust to a corporate entity (the “Conversion”) to be named Just Energy Group Inc. (“JEG”), such Conversion to be effective on January 1, 2011, at 12:01 a.m. (the “Conversion Time”) at which time subject to the approval of the special resolution all DUGs and Units issued pursuant to the Old Plan and the New Plan prior to the Conversion Time will, in accordance with their terms and conditions, without any further action or approval (except as provided herein), transition and become, respectively, deferred share grants (“DSGs”) and common shares of JEG, such transition to be effected at the Conversion Time on a tax deferred basis under the Income Tax Act;

1.	Purpose of Plan

The Old Plan and the New Plan are intended to provide effective incentives for the non management Directors of the Corporation to promote the success and business of the Fund and the Corporation and the successor entities thereof resulting from the Conversion and to reward such Directors in relation to the long-term performance and growth of the Fund and the Corporation by encouraging ownership of Units and deferred unit grants (“DUGs”) under the Old Plan and, subsequent to the Conversion Time, common shares and DSGs of JEG under the New Plan to assist Directors in meeting their ownership requirements.

2.	Components of Director Compensation

(a)	Base Retainer, Attendance Fees, Chair Fees, Lead Director Fee, Units and DUGS

Compensation for independent, non management Directors consists of five components as follows:

(i)	Base Retainer — a base annual retainer of $50,000 payable to each Director of the Corporation as to $35,000 in cash payable in the amount of $8,750 per calendar quarter and as to $15,000 in Units and/or DUGs (the “Minimum Amount”) payable in the amount of $3,750 quarterly computed as set forth below (the “Base Retainer”);

(ii)	Attendance Fee—an attendance fee payable to each Director in the amount of $2,000 for each formal meeting of the Board of Directors of the Corporation or any committee thereof (including strategy sessions) which is attended by such Director, whether in person or by telephone conference call (the “Attendance Fees”);

(iii)	Chair Fees—The Chair of the Audit Committee shall be entitled to an additional annual Chair Fee of $15,000, the Chair of the Risk Committee to an additional annual Chair Fee of $10,000 the Vice Chair of the Risk Committee to an additional annual Vice Chair Fee of $2,500, and the Chair of each of the Compensation, Human Resources, Environmental, Health and Safety Committee and the Nominating and Corporate Governance Committee to an additional annual Chair Fee of $5,000 each (the “Chair Fees”);

(iv)	Lead Director Fee—in addition to the fees paid in (i), (ii) and (iii) above, the Lead Director (who also serves as Vice Chair of the Board of Directors), shall receive an additional annual fee of $50,000 (the “Lead Director’s Fee”); and

(v)	Equity Holding—Each Director shall be required to own a number of Units and/or DUGs such that the value thereof at the commencement of each financial year of the Fund shall equal at least: (i) twice the value of the Base Retainer received by such Director for the financial year of the Fund ending March 31, 2010 and (ii) three times the value of the Base Retainer received by such Director for the financial year of the Fund ending March 31, 2011 and thereafter. New Directors will be given three years from the date of their appointment or election to become compliant with the equity holding requirement.

The amounts payable to Directors pursuant to sections 2(a) (i) to (iv) above may be increased or decreased from time to time with the approval of the Board of Directors of the Corporation.

(b)	Time of Payment

Subject to the terms hereof, the Base Retainer, the Chair Fees, the Lead Director’s Fee and the Attendance Fees to which a Director is entitled pursuant to section 2 (a) hereof shall be payable on a quarterly basis to the Director at the end of each quarter of the Corporation’s financial year. Units and/or DUGs shall be credited to a Director’s DUG and/or Unit account quarterly based upon the calculation made pursuant to section 5 hereof.

3.	Form of Payment

(a)	Payment in Units, DUGs and Cash

Compensation payable to the Directors of the Corporation pursuant to the Plan will be paid in cash except where, as provided in the Plan, compensation is required by the Corporation to be paid in the form of DUGs and/or Units.

(b)	DUGs/Units

The Corporation is required to issue additional DUGs and/or Units to directors who elect to receive all or any part of a Director’s Base Retainer, Attendance Fees, Chair Fees and Lead Director’s Fee in DUGs and/or Units in excess of the Minimum Amount calculated as provided in section 2(b) (i).

(c)	Elections

Elections by Directors of the Corporation to receive compensation pursuant to the Plan in the form of Units and/or DUGs up to the Minimum Amount and/or in excess of the Minimum Amount including the amount of such compensation to be paid in Units and/or DUGs are required to be made prior to the commencement of each financial year of the Fund. Notwithstanding the foregoing, in the case of a U.S. Director, elections to receive compensation in the form of DUGs must be made prior to January 1 of a calendar year, and such election shall apply only to compensation to be earned with respect to services rendered during that calendar year; provided, however, that a new U.S. Director (as defined below) shall be allowed to make such election within 30 days of first becoming eligible to participate in the Plan, but only with respect to compensation earned after the election is made. The election may specify a year of exchange in accordance with section 4(c) below. The election must specify a year of payment in accordance with section 4(c) below. A “U.S. Director” means a Director whose benefit under this Plan is subject to U.S. federal income tax.

4.	Issue of Units

(a)	Election and Payment

Units which a Director of the Corporation is entitled to receive pursuant to the Plan whether credited to the Director’s DUG account and/or Unit account will not be issued until the Director has delivered to the Fund an exercise election in writing that the Units be issued together with payment to the Fund in the amount of the statutory withholdings required in respect of the issuance of Units and referred to in section 4(d) hereof.

(b)	No Rights of Ownership

Under no circumstances will DUGs be considered Units or other securities of the Fund, nor will a DUG entitle any Director to exercise voting rights or any other rights attaching to ownership of Units or other securities of the Fund. A director shall not be considered the owner of Units by virtue of the award of a DUG.

(c)	Timing

(i) Canadian Resident Directors. A Director of the Corporation will not be entitled to elect to be issued any of the Units which he or she has been granted whether as a result of the credit thereof to the Director’s DUG account and/or the Director’s Unit account until a period of three years has passed since the date of grant of such DUGs or Units or until the Director ceases to be a director of the Corporation, whichever is earlier. Upon a

Director ceasing to be a director of the Corporation, such Director shall be required to elect whether he or she will be issued all or any portion of the Units which have been granted to him or her (including Units issuable on the exchange of DUGs), and to deliver payment for all of such Units to be issued. All Units to which a Director is entitled whether credited to the Director’s DUG account and/or Unit account shall be issued to him or her immediately prior to a “change of control” as defined in the Fund’s 2001 Unit Option Plan, as amended and/or replaced from time to time. (ii) U.S. Resident Director. Notwithstanding the above provisions of this section 4(c), a DUG held by a U.S. resident Director must be exchanged on the earliest to occur of each of the following events: (a) the termination of a director’s term of office as a director by resignation of otherwise, that constitutes a separation from service, (b) death, (c) disability, (d) a change in control of JEGI, (e) the occurrence of an unforeseeable emergency and (f) a calendar year designated in the Director’s election under section 3(c) above; provided that such calendar year must commence on or after the third anniversary of the DUG grant date. If the Director fails to designate a calendar year for exchange, then the exchange shall occur upon the earliest to occur of (a) through (e) above. If the Director designates a calendar year for exchange the Director must make the exchange within such calendar year and if the Director fails to make the exchange on any date within the calendar year the exchange shall occur upon the December 31 of that calendar year, unless exchanged earlier under (a) through (e) above. A U.S. resident Director is not permitted to exchange the DUG at any time other than the events specified above. The terms “separation from service”, “disability”, “change in control” and “unforeseeable emergency” shall mean the same as those terms are defined under section 409A of the US. Internal Revenue Code. A U.S. resident Director means a Director where benefits under the Plan are subject to U.S. Federal income tax.

(d)	Termination

A Director of the Corporation shall have no right to receive Units granted to him or her (whether credited to the Director’s DUG account and/or Unit account) which have not been issued on the date that is 10 years following the date of grant.

(e)	Payment of Withholding Obligation

In the event that Units are to be issued to a Director of the Corporation as aforesaid, the Fund or the Corporation shall make a payment on behalf of the director of the amount of statutory withholdings required in such respect of the transactions described in section 4(a), and for greater certainty, such payment shall be in discharge of the Fund’s or Corporation’s obligations to make such statutory withholding.

5.	Price

The price to be used for determining the number of all Units and/or DUGS to be granted pursuant to the Plan and credited to such Directors DUG account and/or Unit account will be the weighted average trading price of Units on the Toronto Stock Exchange for the 10 trading days preceding the last day of each quarter of the Corporation’s financial year in respect of which the DUGs and/or Units are payable.

6.	Adjustment of Number of Units

The number of Units which are issuable to a Director of the Corporation pursuant to a grant of DUGs and/or Units shall be increased on the second business day following each date on which a regular or special cash distribution is paid to holders of Units of the Fund by an amount equal to the product of the number of the Units which remain issuable and the fraction which has as its numerator the cash distribution paid, expressed as an amount per Unit and which has as its denominator the weighted average trading price of Units on the Toronto Stock Exchange for the record date for such distribution and the nine trading days preceding such record date.

7.	Grant of Units

Compensation paid to a Director of the Corporation pursuant to the Plan in the form of DUGs and/or Units may be evidenced by an agreement between the Fund and the Director in a form which is approved by the Board of Directors from time to time.

8.	Units Subject to the Plan

The total number of Units and/or DUGs issuable pursuant to the Plan shall not exceed 200,000. No fractional Units and/or DUGs may be issued under the Plan and any entitlement hereunder to a fractional Unit and/or DUGs will be rounded down and no amount of money will be payable by the Fund in respect of such fractional interest.

9.	Eligibility and Determination

The Units issuable under the Plan pursuant to DUGs and/or Units are reserved for independent non management Directors of the Corporation. In the event that a Director qualifies for the payment of compensation under the Plan for services provided as a Director for a period of less than twelve months in any calendar year then the entitlement of such Director for the DUGs and/or Units will be calculated on a pro rata basis to the end of the month during which the Director ceases to be a Director for whatever reason.

10.	Administration

The Plan shall be administered by the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board of Directors of the Corporation. The Fund shall effect the deferred grant of Units from time to time under the Plan in accordance with the determinations made as to the number of Units to be granted and the date of grant as provided for under the Plan. The Corporation shall within 30 days of the end of each financial year of the Fund provide each director with a reconciliation of the fees paid to him for the preceding financial year of the Fund and a record of the number of DUGs and/or Units to which each such Director is entitled and the cost thereof.

11.	Regulation

The Corporation’s obligation to issue and deliver Units under the Plan is subject to compliance with all government and stock exchange regulations and requirements.

12.	Capital Reorganizations

If and whenever there shall be a capital reorganization of the Fund such as a unit subdivision, consolidation, reclassification, change or exchange of the Units, including as a result of any merger, arrangement, amalgamation or business combination with any other corporation or entity, the entitlement to Units of any director for any applicable year, or portion thereof, shall be adjusted to take into account such capital reorganization.

13.	Conversion

Immediately after the Conversion Time all DUGs and/or Units granted pursuant to the Old Plan and the New Plan shall be deemed, without any further action or approval (except as provided herein), to transition, become and be named respectively DSGs and/or common shares of JEG to be effected on a tax deferred basis with the conversion of DUGs into DSGs occurring under subsection 7(1.4) of the Income Tax Act and after the Conversion Time all references herein to DSUs and/or Units of the Fund shall be deemed to be and become DSGs and common shares of JEG in lieu of DUGs and Units of the Fund and all references to the Fund herein shall be deleted. The terms referenced in this section 13 shall apply mutatis to Schedule A hereto which shall be amended to reflect this section 13.

14.	Effective Date

Subject to the receipt of all regulatory approvals, the Plan will be effective as of May 20, 2010 as provided by a resolution of the Board of Directors of the Corporation passed on May 20, 2010 and shall remain in effect until such time as the Board of Directors amends or cancels the Plan which may occur at any time but not with retroactive effect. Except with respect to changes in the amount of Director Compensation as provided in Section 2 (a) (i) – (iv) hereof, any amendment to the Plan will be subject to the receipt of all regulatory approvals.

SCHEDULE A

To:	Just Energy Income Fund (the “Fund”) or To Just Energy Group Inc.

Just Energy Corp. (“JEC”)

The JEC Compensation, Human Resources, Environmental, Health and Safety Committee

Computershare Trust Company of Canada (“Computershare”)

The Canadian Depository for Securities (“CDS”)

ELECTION

I am advised that at the date I ceased to be a director of JEC on [•], [•] deferred units and/or Units (the “Deferred Units” or “Units”) were credited to my account under the Director’s Compensation Plan (the “Plan”) as at [•]. I am also advised that JEC has paid to the Canada Revenue Agency, withholding tax in the amount of $[•] (the “WH Tax Amount”) with respect to amounts credited to my account under the Plan in the form of the Deferred Units and/or Units. I enclose herewith my personal cheque in the WH Tax Amount and hereby: (i) elect to exchange the Deferred Units and/or Units for an equal number of Units of the Fund and (ii) request JEC, the Fund, CDS and Computershare take such steps as may be required to forthwith credit my brokerage account with fully paid and non assessable Units of the Fund for each of the Deferred Units and/ or Unit (or [•] Units). Particulars of my brokerage account and other information you require are described on Schedule “A” attached hereto.

Executed this                    day of                     , 20__.

Witness	Name of Director